EXHIBIT 21(a)

PLAYTEX PRODUCTS, INC.
SUBSIDIARIES OF PLAYTEX PRODUCTS, INC.

	PERCENT	JURISDICTION OF
CORPORATION	OWNERSHIP	INCORPORATION
Playtex Products, Inc.		Delaware

Playtex Manufacturing, Inc. (1)	100%	Delaware

Playtex Sales & Services, Inc. (1)	100%	Delaware

Playtex Investment Corp. (1)	100%	Delaware

TH Marketing Corp. (1)	100%	Delaware

Playtex International Corp. (1)	100%	Delaware

Sun Pharmaceuticals Corp. (1)	100%	Delaware

Smile-Tote, Inc. (1)	100%	California

Playtex Limited (2)	100%	Canada

Carewell Industries, Inc. (1)	100%	New York

Personal Care Holdings, Inc. (1)	100%	Delaware

Personal Care Group, Inc. (1)	100%	Delaware

Playtex Products (Australia) Pty Ltd. (2)	100%	Australia

Playtex Enterprise Risk Management Ltd. (2)	100%	Bermuda

Playtex Marketing Corp.	50%	Delaware
____________________

(1)	These wholly–owned domestic subsidiaries are Guarantors (the “Guarantors”) for the Company’s 8% Senior Secured Notes due 2011 and 9 3/8% Senior Subordinated Notes due 2011 (collectively, the “Notes”). The Guarantors are joint and several guarantors of the Notes. Such guarantees are irrevocable, full and unconditional. The guarantees are senior subordinated obligations and are subordinated to all senior obligations including guarantees of our obligations under the Company’s revolver agreements.
(2)	These wholly–owned foreign subsidiaries (the “Non–Guarantors”) do not guarantee the payment of the Company’s Notes.